UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549


                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                        (Amendment No. _________)*


  Captial Reality Investors Tax Exempt FD LTD Part
  ------------------------------------------------------------------
                             (Name of Issuer)


  Mutual Fund
  ------------------------------------------------------------------
                      (Title of Class of Securities)


                         140437203
                       ---------------------------
                              (CUSIP Number)



  Check the following line if a fee is being paid with this settlement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less
  of such class.)   (See Rule 13d-7).

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140437203                 13G                         Page 2 of 5



  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Shawmut National Corporation (#06-1212629)
  -------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*
                                                         (a)  ______

                                                         (b)   __X__
  -------------------------------------------------------------------
  3.   SEC USE ONLY


  -------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Connecticut/United States of America
  -------------------------------------------------------------------
                 5.   SOLE VOTING POWER
  NUMBER OF                 2,200 Shares
  SHARES      -------------------------------------------------------
  BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY                      0 Shares
  EACH        -------------------------------------------------------
  REPORTING      7.   SOLE DISPOSITIVE POWER
  PERSON                    2,200 Shares
  WITH        -------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER
                                0 Shares
  -------------------------------------------------------------------
  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,200 Shares
  -------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         No
  -------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       .067%
  -------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       HC, BK
  -------------------------------------------------------------------



                  * SEE INSTRUCTION BEFORE FILLING OUT!

  Item   1(a).   Name of Issuer.

                 Capital Reality Investors Tax Exempt FD LTD Part

  Item   1(b).   Address of Issuer's Principal Executive Offices.

                 CRI Building
                 11200 Roackville Pike
                 Rockville, MD  20852


  Item   2(a).   Name of Person Filing.

                 Shawmut National Corporation

  Item   2(b).   Address of Principal Business Office.

                 777 Main Street, Hartford, CT  06115

  Item   2(c).   Citizenship.

                 United States of America

  Item   2(d).   Title of Class of Securities.

                 Mutual Fund

  Item   2(e).   CUSIP Number.

                 140437203


  Item   3.      Statements Filed Pursuant to Rule 13d-1(b) or 13d-2(b).

                 The person filing is a:

                 (b)  X Bank has defined in Section 3(a)(b) of the Act

                 (g) X Parent Holding Company, in accordance with s240.13d-1(b)(ii)(G)


  Item   4.      Ownership.  (See Item 6)

                 (a)  Amount beneficially owned (as of September 30, 1994:
                      2,200 shares.)

                 (b)  Percent of class:  .067%

                 (c)  Number of shares as to which such person has:

                      (i)    Sole power to vote or to direct the
                             vote                      2,200 shares

                      (ii)   Shared power to vote or to direct the
                             vote                          0 shares

                      (iii)  Sole power to dispose or to direct the
                             disposition of            2,200 shares

                      (iv)   Shared power to dispose on to direct the
                             disposition of                0 shares


  Item   5.      Ownership of Five Percent of Less of a Class.

                 Not applicable


  Item   6.      Ownership of More Than Five Percent on Behalf of Another
                 Person.

                 All of the shares reported as beneficially owned under Item 4(a), above, are held by the Bank in a fiduciary capacity. Shares are held by the Bank as trustee, and/or Co-Trustee, for the benefit of other persons who have the right to receive dividends and the proceeds from the sale of such shares.


  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Shawmut Bank Connecticut, N.A.

                 Item 3 classification: (b) Bank as defined in Section 3(a)(6) of the Act.


  Item   8.      Identification and Classification of Members of the Group.

                 Not applicable.

  Item   10.     Certification.

                 By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the affect of changing or influencing the control of the issuer of such securities were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                                 SIGNATURE


       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                       SHAWMUT NATIONAL CORPORATION



  Date:  October 31, 1994  By (Gunnar S.Overstrom)       President/COO
                              ----------------------------------------
                               Gunnar S. Overstrom       President/COO
                                     (Name)              (Title)